Exhibit 12.1

MICHAEL FOODS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the Periods Ended

(In thousands, Except Ratios)

	Company			Predecessor
	Year Ended		Six Months Ended	Six Months Ended	Year ended,
	December 29,	December 31,	January 1,	June 26,	January 2,	January 3,
	2012	2011	2011	2010	2010	2009
Earnings:
Earnings (loss) before income taxes and equity in losses of unconsolidated subsidiary	$44,473	$14,103	$3,256	$(47,989)	$92,862	$53,916
Add:
Fixed charges	91,595	99,501	53,987	32,172	62,002	58,591
Subtract:
Interest capitalized	(82)	(374)	(86)	(133)	(468)	0

Adjusted Earnings	$135,986	$113,230	$57,157	$(15,950)	$154,396	$112,507

Fixed Charges:
Interest expensed	$78,154	$81,985	$47,289	$27,799	$53,728	$52,708
Interest portion of rentals	949	938	1,001	975	1,916	1,847
Interest rate swap contracts	2,372	6,500	0	0	0	0
Amortization of financing costs	10,120	10,078	5,697	3,398	6,358	4,036

	$91,595	$99,501	$53,987	$32,172	$62,002	$58,591

Ratio of earnings to fixed charges (1)	1.48	1.14	1.06		2.49	1.92

(1)	Due to the Predecessor’s loss for the six-month period ended June 26, 2010, the ratio coverage was less than 1:1.